UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41330

PropertyGuru Group Limited

Paya Lebar Quarter
1 Paya Lebar Link
#12-01/04
Singapore 408533
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On October 9, 2024, PropertyGuru Group Limited (NYSE: PGRU) issued a press release titled “PropertyGuru Announces Shareholders’ Approval of Merger Agreement.”

A copy of that press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBITS

Exhibit No.	Description
99.1	Press Release—PropertyGuru Announces Shareholders’ Approval of Merger Agreement

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPERTYGURU GROUP LIMITED

Date: October 9, 2024	By:	/s/ Hari V. Krishnan
	Name:	Hari V. Krishnan
	Title:	Chief Executive Officer and Managing Director